The information in this preliminary prospectus supplement is not complete and may be changed.

Filed Pursuant to Rule 424(B)(5)
Registration No.: 333-122424

SUBJECT TO COMPLETION, DATED JANUARY 25, 2007

PROSPECTUS SUPPLEMENT

(To Prospectus dated February 9, 2005)

$                         % Senior Notes due 2017

$                         % Senior Notes due 2037

Interest on the notes is payable on February 1 and August 1 of each year, beginning on August 1, 2007. The 2017 notes will mature on February 1, 2017. The 2037 notes will mature on February 1, 2037. We may redeem some or all of the notes of either series at any time prior to their maturity. The redemption prices are discussed under the caption “Description of Notes—Optional Redemption.”

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Public Offering Price	Underwriting Discount and Commission	Proceeds to Kinder Morgan Energy Partners, L.P. (before expenses)
Per 2017 note
Total
Per 2037 note
Total

Interest on the notes will accrue from January 30, 2007 to the date of delivery.

The underwriters expect that delivery of the notes will be made to investors in book-entry form through the facilities of The Depository Trust Company on or about January 30, 2007.

Joint Book-Running Managers

Wachovia Securities
Deutsche Bank Securities
Merrill Lynch & Co.

Citigroup
Commerzbank Corporates & Markets
Daiwa Securities SMBC Europe
Lazard Capital Markets
RBC Capital Markets
RBS Greenwich Capital
Scotia Capital
SunTrust Robinson Humphrey

The date of this prospectus supplement is January     , 2007.

This document is in two parts. The first part is the prospectus supplement, which summarizes our business and describes the specific terms of this senior notes offering. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering. If the description of the offering varies between the prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. We have not authorized anyone to provide you with different information. This prospectus supplement and the accompanying prospectus may only be used where it is legal to sell the offered securities. You should not assume that the information contained in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the respective dates on the front cover of those documents. You should not assume that the information incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date the respective information was filed with the Securities and Exchange Commission. Our business, financial condition, results of operations and prospects may have changed since those dates.

-i-

SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. It does not contain all of the information that you should consider before making an investment decision. We urge you to read carefully the entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus, including the historical financial statements and notes to those financial statements included or incorporated by reference in this prospectus supplement and the accompanying prospectus. Please read “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2005 and our subsequent Quarterly Reports on Form 10-Q for more information about important risks that you should consider before investing in the notes. As used in this prospectus supplement and the accompanying prospectus, “we,” “us” and “our” mean Kinder Morgan Energy Partners, L.P. and include our subsidiary operating limited partnerships and their subsidiaries; “Kinder Morgan Management” means Kinder Morgan Management, LLC, the delegate of our general partner; and “KMI” means Kinder Morgan, Inc., the indirect parent of our general partner.

Kinder Morgan Energy Partners, L.P.

Business Description

We are a limited partnership, formed in Delaware in August 1992, with our common units traded on the NYSE under the symbol “KMP.” We are one of the largest publicly-traded pipeline limited partnerships in the United States in terms of market capitalization and the largest independent refined petroleum products pipeline system in the United States in terms of volumes delivered. Since February 1997, our operations have experienced significant growth, and our net income has increased from $17.7 million, for the year ended December 31, 1997, to $812.2 million, for the year ended December 31, 2005. Kinder Morgan Management is a limited partner in us and, pursuant to a delegation of control agreement, manages and controls our business and affairs, and the business and affairs of our subsidiary operating limited partnerships and their subsidiaries, subject to our general partner’s right to approve specified actions.

We focus on providing fee-based services to customers, generally avoiding commodity price risks and maximizing the benefits of our characterization as a partnership for federal income tax purposes. Our operations are conducted through our subsidiary operating limited partnerships and their subsidiaries and are grouped into the following business segments:

•	Products Pipelines: Delivers gasoline, diesel fuel, jet fuel and natural gas liquids to various markets through over 10,000 miles of products pipelines and over 60 associated product terminals and petroleum pipeline transmix processing facilities serving customers across the United States;

•	Natural Gas Pipelines: Transports, stores and sells natural gas and has approximately 14,000 miles of natural gas transmission pipelines, plus natural gas gathering and storage facilities;

•	CO2: Produces, transports through pipelines and markets carbon dioxide, commonly called CO2, to oil fields that use CO2 to increase production of oil, owns interests in and/or operates seven oil fields in West Texas, and owns and operates a crude oil pipeline system in West Texas; and

•	Terminals: Composed of approximately 85 owned or operated liquids and bulk terminal facilities and more than 50 rail transloading and materials handling facilities located throughout the United States.

Business Strategy

Our objective is to grow by:

•	focusing on stable, fee-based energy, transportation and storage assets that are core to the energy infrastructure of growing markets within the United States;

•	increasing utilization of our assets while controlling costs, operating safely and employing environmentally sound operating practices;

•	leveraging economies of scale from incremental acquisitions and expansions of assets that fit within our strategy and are accretive to cash flow and earnings; and

•	maximizing the benefits of our financial structure to create and return value to our unitholders.

Generally, as utilization of our pipelines and terminals increases, our fee-based revenues increase. We do not face significant risks relating directly to movements in commodity prices for two principal reasons. First, we primarily transport and/or handle products for a fee and are not engaged in significant unmatched purchases and resales of commodity products. Second, in those areas of our business where we do face exposure to fluctuations in commodity prices, primarily oil production in our CO2 segment, we engage in a hedging program to mitigate this exposure.

We regularly consider and enter into discussions regarding potential acquisitions, including those from KMI or its affiliates, and are currently contemplating potential acquisitions. For example, KMI has indicated that it has an interest in selling Trans Mountain Pipeline Company to us. Any such transaction would be subject to negotiation of mutually agreeable terms and conditions, receipt of fairness opinions and approval of the respective boards of directors. While there are currently no unannounced purchase agreements for the acquisition of any material business or assets, such transactions can be effected quickly, may occur at any time and may be significant in size relative to our existing assets or operations.

Recent Developments

Unaudited Results for 2006

Our preliminary unaudited consolidated net income for 2006 was $972.1 million, compared to consolidated net income of $812.2 million in 2005. For the fourth quarter of 2006, we had preliminary unaudited consolidated net income of $254.6 million, versus $121.4 million for the comparable quarter in 2005. Our preliminary unaudited results from our business segments in 2006 were as follows:

•	the Products Pipelines segment reported 2006 earnings before depreciation, depletion and amortization, or “DD&A,” of $501.9 million, down slightly from $508.3 million in 2005;

•	the Natural Gas Pipelines segment reported 2006 earnings before DD&A of $554.9 million, up 11% from $500.2 million in 2005;

•	the CO2 segment reported 2006 earnings before DD&A of $490 million, up 4% from $471.2 million in 2005; and

•	the Terminals segment reported 2006 earnings before DD&A of $396.9 million, up 25% from $318.1 million in 2005.

Cochin Pipeline

We previously announced an agreement with affiliates of BP plc to increase our ownership stake in the Cochin Pipeline System to 100%. BP–controlled affiliates currently operate Cochin and own just over 50% of the system. We have an almost 50% stake in Cochin and will assume operations of the pipeline when the transaction closes. The agreement is subject to completion of due diligence, regulatory clearance and other customary closing conditions. The transaction is expected to close in the first quarter of 2007.

Midcontinent Express Pipeline

We and Energy Transfer Partners, L.P. have announced an agreement in principle for a 50/50 joint development of the Midcontinent Express Pipeline. The approximately 500-mile pipeline will run from Bennington, Oklahoma, through Perryville, Louisiana and terminate in Butler, Alabama, and will have an initial design capacity of 1.4 billion cubic feet per day, or Bcf/day. An open season was concluded on January 16, 2007. As a result of the open season, we currently have over 1.0 Bcf/day of commitments for pipeline capacity. The project is subject to regulatory approvals. If those approvals are received, the approximately $1.25 billion pipeline project could be in service by February 2009.

Rockies Express Pipeline

The $4.4 billion Rockies Express Pipeline project is a joint venture among us, Sempra Pipelines & Storage Corp. and ConocoPhillips formed to construct a 1,663-mile natural gas pipeline from Wyoming and Colorado to the upper midwest and eastern United States. The pipeline will have the design capacity to transport 1.8 Bcf/day, and binding firm commitments have been secured for virtually all of such capacity.

Impact of Proposed Management-Led Buyout of KMI

on Our Credit Rating

Credit rating agencies have announced that the ratings assigned to KMI will be reduced to below investment grade upon completion of its going private transaction. Standard & Poor’s has recently changed the ratings of KMI to below investment grade and changed the rating on us to BBB. As noted by Moody’s in its credit opinion dated November 15, 2006, our rating is expected to be downgraded from Baa1 to Baa2 at the time Moody’s finalizes its ratings for KMI. Additionally, as noted by Fitch in its press release dated August 28, 2006, our rating is expected to be downgraded from BBB+ to BBB at the time Fitch finalizes its ratings for KMI. At this time, neither Moody’s nor Fitch have changed their ratings on KMI or us.

As previously disclosed, the credit rating agencies have discussed with our management and KMI that if certain steps were taken, our credit rating would remain investment grade. Discussions with the rating agencies centered around an additional $1 billion of equity being committed to KMI upon the occurrence of certain specified events, KMI’s existing regular quarterly dividends being discontinued, an independent minority investment in our general partner being obtained from an unaffiliated third party, and various additional steps, such as changing KMI’s name following the transaction, to emphasize KMI’s separate nature from us. Though no assurance can be given, we expect our senior unsecured indebtedness, including the notes, to continue to be rated investment grade.

Offices

The address of our principal executive offices is 500 Dallas Street, Suite 1000, Houston, Texas 77002, and our telephone number at this address is (713) 369-9000.

The Offering

Securities Offered	$ aggregate principal amount of notes, consisting of:

•	$ principal amount of % Senior Notes due 2017.

•	$ principal amount of % Senior Notes due 2037.

Maturity	2017 notes - February 1, 2017.
2037 notes - February 1, 2037.

Interest Rate	2017 notes - % per year.
2037 notes - % per year.

Interest Payment Dates	Interest will be paid on February 1 and August 1 of each year, beginning on August 1, 2007. Interest on the notes will accrue from January 30, 2007.

Use of Proceeds

We estimate that we will receive approximately $     million from the sale of the notes, after deducting underwriting discounts and commissions and estimated net offering expenses. We will use virtually all of the net proceeds from this offering to repay short-term commercial paper debt.

Optional Redemption

Upon 30 days’ notice to noteholders, we may redeem the notes of each series for cash in whole, at any time, or in part, from time to time, prior to maturity, at redemption prices that include accrued and unpaid interest and a make-whole premium. See “Description of Notes—Optional Redemption.”

Ranking

Each series of notes will be unsecured senior obligations of our partnership and will rank equally with all our other unsecured senior indebtedness and will be junior to any secured debt of our partnership and our subsidiaries to the extent of the value of the assets securing the debt and structurally subordinated to the unsecured debt of our subsidiaries. See “Description of Notes—Ranking.”

The indenture does not limit the amount of debt we may incur.

Certain Covenants	We will issue the notes under an indenture with U.S. Bank National Association, as trustee. The indenture includes certain covenants, including limitations on:

•	liens; and

•	sale-leasebacks.

These covenants are subject to a number of important exceptions, limitations and qualifications that are described under “Description of Debt Securities” in the accompanying prospectus.

Current Ratings	Baa1 (Under Review for Possible Downgrade)/BBB (Stable Outlook)/BBB+ (Rating Watch Negative) (see “—Recent Developments—Impact of Proposed Management-Led Buyout of KMI on Our Credit Rating”).

Risk Factors

An investment in the notes involves risk. Please read “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2005 and our subsequent Quarterly Reports on Form 10-Q. Realization of any of these risks could have a material adverse effect on our business, financial condition, cash flows and results of operations.

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

Our historical consolidated ratios of earnings to fixed charges for the periods indicated are as follows:

	Year Ended December 31,
Nine Months Ended September 30, 2006	2005	2004	2003	2002	2001
3.59	3.76	4.91	4.77	4.37	3.56

In all cases, earnings are determined by adding:

•	income before income taxes, extraordinary items, equity income and minority interest; plus

•	fixed charges, amortization of capitalized interest and distributed income of equity investees; less

•	capitalized interest.

In all cases, fixed charges include:

•	interest, including capitalized interest; plus

•	amortization of debt issuance costs; plus

•	the estimated interest portion of rental expenses.

USE OF PROCEEDS

We expect the net proceeds from this offering of notes to be approximately $             million, after deducting underwriting discounts and commissions and our estimated net expenses of the offering.

We will use virtually all of these proceeds to repay short-term commercial paper debt.

As of January 24, 2007, the weighted average interest rate on the short-term commercial paper debt to be retired was approximately 5.40%, and our outstanding commercial paper balance was approximately $1.0 billion.

CAPITALIZATION

The following table sets forth as of September 30, 2006, our unaudited historical consolidated capitalization and our consolidated capitalization as adjusted to give effect to the issuance of the notes offered pursuant to this prospectus supplement and the application of the net proceeds from this offering. See “Use of Proceeds.” You should read this table in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations and our historical financial statements and notes to those financial statements that are incorporated by reference in this prospectus supplement and the accompanying prospectus.

	Historical September 30, 2006	As Adjusted for This Offering
	(Unaudited)
	(Thousands of Dollars)
Cash and cash equivalents	$23,953		$23,953

Notes payable and current maturities of long-term debt	$1,147,213	$
Long-term debt
Kinder Morgan Energy Partners, L.P.:
Credit facilities	—		—
6.3% notes due 2009	249,808		249,808
7.5% notes due 2010	249,354		249,354
6.75% notes due 2011	699,088		699,088
7.125% notes due 2012	448,858		448,858
5% notes due 2013	497,723		497,723
5.125% notes due 2014	499,651		499,651
7.40% notes due 2031	299,385		299,385
7.75% notes due 2032	298,707		298,707
7.30% notes due 2033	499,094		499,094
5.80% notes due 2035	499,094		499,094
% notes due 2017 offered hereby	—
% notes due 2037 offered hereby	—
Other (market value of interest rate swaps)	44,806		44,806
Subsidiaries:
Notes due 2008 (Central Florida Pipeline L.L.C.)	5,000		5,000
Notes due 2014 (Kinder Morgan Texas Pipeline, L.P.)	44,720		44,720
Illinois development revenue bonds due 2010 (Arrow Terminals, L.P.)	5,325		5,325
New Jersey economic development bonds due 2018 (Kinder Morgan Liquids Terminals L.L.C.)	25,000		25,000
Tax-exempt bonds due 2024 (Kinder Morgan Operating L.P. “B”)	23,700		23,700
Plaquemines, Louisiana Port development bonds due 2006 (International Marine Terminals)	40,000		40,000
Other	1,349		1,349

Total long-term debt	4,431,512

Minority interest	44,666		44,666

Partners’ capital
Common units, 162,779,676 units issued and outstanding	2,778,382		2,778,382
Class B units, 5,313,400 units issued and outstanding	104,487		104,487
i-units, 61,141,156 issued and outstanding	1,870,072		1,870,072
General partner	125,113		125,113
Accumulated other comprehensive loss	(1,022,493)		(1,022,493)

Total partners’ capital	3,855,561		3,855,561

Total capitalization	$9,478,952	$

DESCRIPTION OF NOTES

We will issue each series of notes under the existing indenture that we have entered into with U.S. Bank National Association, as successor trustee to Wachovia Bank, National Association. The following description and the description in the accompanying prospectus is a summary of the material provisions of the notes and the indenture. It does not restate the indenture in its entirety. We urge you to read the indenture because it, and not this description, defines your rights as holders of the notes. We have filed with the SEC a copy of the indenture as an exhibit to the registration statement which includes the accompanying prospectus.

This description of the notes supplements, and, to the extent it is inconsistent, replaces, the description of the general provisions of the notes and the indenture in the accompanying prospectus. The notes are “senior debt securities,” as that term is used in the accompanying prospectus, and will be issued in book entry form only.

Principal, Maturity and Interest

The 2017 notes will mature on February 1, 2017 and the 2037 notes will mature on February 1, 2037, in each case unless redeemed sooner as described below. The notes will not be entitled to the benefit of a sinking fund. Although only $         million principal amount of the 2017 notes and $         million principal amount of the 2037 notes are initially offered hereby, we may issue and sell additional notes of either series in the future without the consent of the holders of either series of notes. Any additional notes of a series, together with these notes, will constitute a single series of notes under the indenture.

Interest on the 2017 notes will accrue at the rate of             % per year. Interest on the 2037 notes will accrue at the rate of     % per year. Interest on the notes of each series will be payable semiannually in arrears on February 1 and August 1 of each year, commencing on August 1, 2007. We will make each interest payment to the person in whose name the notes of a series are registered at the close of business on the immediately preceding January 15 or July 15, as the case may be, whether or not such date is a business day.

Interest on the notes will accrue from January 30, 2007 and will be computed on the basis of a 360-day year comprised of twelve 30-day months.

If any interest payment date, maturity date or redemption date falls on a day that is not a business day, the payment will be made on the next business day and no interest will accrue for the period from and after such interest payment date, maturity date or redemption date.

Ranking

The notes of each series will rank equally with all of our other unsecured and unsubordinated indebtedness from time to time outstanding. Holders of the notes will generally have a junior position to claims of creditors and holders of preferred securities of our subsidiaries. None of our subsidiaries are guarantors of the notes, even though some of them have long-term debt. The long-term debt of our subsidiaries is set forth under “Capitalization.”

The indenture does not limit our ability to incur additional indebtedness or contain provisions that would afford holders of notes protection in the event of a sudden and significant decline in our credit quality or a takeover, recapitalization or highly leveraged or similar transaction. Accordingly, we could in the future enter into transactions that could increase the amount of indebtedness outstanding at that time or otherwise adversely affect our capital structure or credit rating.

Optional Redemption

The notes of each series will be redeemable, at our option, at any time in whole, or from time to time in part, upon not less than 30 and not more than 60 days notice mailed to each holder of the notes of that series to be redeemed at the holder’s address appearing in the note register, at a price equal to 100% of the principal amount of the notes of the series to be redeemed plus accrued interest to the redemption date, subject to the right of holders of record on the relevant record date to receive interest due on an interest payment date that is on or prior to the redemption date, plus a make-whole premium, if any. In no event will the redemption price ever be less than 100% of the principal amount of the notes of a series being redeemed plus accrued interest to the redemption date.

The amount of the make-whole premium on any note, or portion of a note, of a series to be redeemed will be equal to the excess, if any, of:

(1) the sum of the present values, calculated as of the redemption date, of:

•	each interest payment that, but for the redemption, would have been payable on the note, or portion of a note, being redeemed on each interest payment date occurring after the redemption date, excluding any accrued interest for the period prior to the redemption date; and

•	the principal amount that, but for the redemption, would have been payable at the stated maturity of the note, or portion of a note, being redeemed;

over

(2) the principal amount of the note, or portion of a note, being redeemed.

The present value of interest and principal payments referred to in clause (1) above will be determined in accordance with generally accepted principles of financial analysis. The present values will be calculated by discounting the amount of each payment of interest or principal from the date that each such payment would have been payable, but for the redemption, to the redemption date at a discount rate equal to the Treasury Yield, as defined below, plus 0.    % in the case of the 2017 notes and 0.    % in the case of the 2037 notes.

The make-whole premium will be calculated by an independent investment banking institution of national standing appointed by us. It could be one of the underwriters. If we fail to make that appointment at least 30 business days prior to the redemption date, or if the institution so appointed is unwilling or unable to make the calculation, the financial institution named in the notes will make the calculation. If the financial institution named in the notes is unwilling or unable to make the calculation, an independent investment banking institution of national standing appointed by the trustee will make the calculation.

For purposes of determining the make-whole premium, Treasury Yield refers to an annual rate of interest equal to the weekly average yield to maturity of United States Treasury Notes that have a constant maturity that corresponds to the remaining term to maturity of the notes to be redeemed, calculated to the nearer 1/12 of a year, which we call the remaining term. The Treasury Yield will be determined as of the third business day immediately preceding the applicable redemption date.

The weekly average yields of United States Treasury Notes will be determined by reference to the most recent statistical release published by the Federal Reserve Bank of New York and designated “H.15(519) Selected Interest Rates” or any successor release, which we call the H.15 Statistical Release. If the H.15 Statistical Release sets forth a weekly average yield for United States Treasury Notes having a constant maturity that is the same as the remaining term of the notes of a series to be redeemed, then the Treasury Yield will be equal to that weekly average yield. In all other cases, the Treasury Yield will be calculated by interpolation, on a straight-line basis, between the weekly average yields on the United States Treasury Notes that have a constant maturity closest to and greater than the remaining term of the notes of a series to be redeemed and the United States Treasury Notes that have a constant maturity closest to and less than the remaining term, in each case as set forth in the H.15 Statistical Release. Any weekly average yields so calculated by interpolation will be rounded to the nearer 0.01%, with any figure of 0.0050% or more being rounded upward. If weekly average yields for United States Treasury Notes are not available in the H.15 Statistical Release or otherwise, then the Treasury Yield will be calculated by interpolation of comparable rates selected by the independent investment banking institution.

If less than all of the notes of a series are to be redeemed, the trustee will select the notes of that series to be redeemed by a method that the trustee deems fair and appropriate. The trustee may select for redemption notes and portions of notes in amounts of $1,000 or whole multiples of $1,000.

UNDERWRITING

Subject to the terms and conditions set forth in an underwriting agreement, dated the date of this prospectus supplement, between us and the underwriters named below, we have agreed to sell to each of the underwriters, and the underwriters have agreed, severally and not jointly, to purchase, the principal amount of the notes set forth opposite their respective names below:

Underwriters	Principal Amount of 2017 Notes	Principal Amount of 2037 Notes
Wachovia Capital Markets, LLC	$	$
Deutsche Bank Securities Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Citigroup Global Markets Inc.
Commerzbank Capital Markets Corp.
Daiwa Securities SMBC Europe Limited
Greenwich Capital Markets, Inc.
Lazard Capital Markets LLC
RBC Capital Markets Corporation
Scotia Capital (USA) Inc.
SunTrust Capital Markets, Inc.

Total	$	$

The underwriting agreement provides that the obligations of the underwriters to purchase the notes included in this offering are subject to approval of legal matters by counsel and to other conditions. Under the terms of the underwriting agreement, the underwriters are committed to purchase all of the notes if any are purchased.

The underwriters propose initially to offer the notes to the public at the respective public offering price set forth on the cover page of this prospectus supplement and to certain dealers at such price less a concession not in excess of             % of the principal amount of the 2017 notes and             % of the principal amount of the 2037 notes. The underwriters may allow, and such dealers may reallow, a discount not in excess of             % of the principal amount of the 2017 notes and             % of the principal amount of the 2037 notes on sales to certain other brokers and dealers. After the initial public offering, the public offering prices, concessions and discounts may be changed.

The following table summarizes the compensation to be paid by us to the underwriters.

	Per 2017 Note	Total	Per 2037 Note	Total
Underwriting discount paid by us	%	$	%	$

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $            . The underwriters have agreed to reimburse us for certain of our expenses incurred in connection with this offering.

From the date of this prospectus supplement and continuing until, and including, March 11, 2007 we have agreed not to offer, sell, contract to sell or otherwise dispose of any of debt securities issued or guaranteed by us having a maturity of more than one year without the prior written consent of Wachovia Capital Markets, LLC.

Each series of notes is a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on a national securities exchange. We have been advised by the underwriters that the underwriters intend to make a market in the notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to whether or not a trading market for the notes will develop or as to the liquidity of any trading market for the notes which may develop.

In connection with the offering, the underwriters may purchase and sell notes in the open market. The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the notes originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the notes to be higher than it would otherwise be in the absence of such transactions.

Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor the underwriters make any representation that the underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters.

Other than the prospectus supplement and accompanying prospectus in electronic format, the information on the Web site of any underwriter or any other party and any information contained in any other Web site maintained by any underwriter or any other party is not part of the prospectus supplement and accompanying prospectus or the registration statement of which this prospectus supplement and accompanying prospectus form a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

Each underwriter has represented, warranted and agreed that: (1) it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of any notes in circumstances in which section 21(1) of the FSMA does not apply to us; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of those liabilities.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory, commercial banking and investment banking services for us and our affiliates, for which they received or will receive customary fees and expenses. Affiliates of most of the underwriters are lenders, and affiliates of Wachovia Capital Markets, LLC, Citigroup Global Markets Inc.,

Greenwich Capital Markets, Inc. and SunTrust Capital Markets, Inc. serve as agents, under credit facilities for us and our affiliates. In addition, Wachovia Capital Markets, LLC, Deutsche Bank Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets, Inc. and their affiliates have committed to provide credit facilities to finance a portion of the proposed management-led buyout of KMI. As described under “Use of Proceeds,” we intend to use part of the net proceeds from this offering to repay short-term commercial paper debt. Several of the underwriters and their affiliated and associated persons may receive proceeds from this offering if they hold such debt on or after the closing of this offering. Because it is possible that the underwriters or their affiliated or associated persons could receive more than 10% of the proceeds of the offering as repayment for such debt, the offering is made in compliance with the applicable provisions of Section 2710(h)(1) and Rule 2720 of the NASD Conduct Rules. Because the notes are investment-grade rated by one or more nationally recognized statistical rating agencies, compliance with these rules only requires the disclosure set forth in this paragraph.

Lazard Capital Markets LLC (“Lazard Capital Markets”) has entered into an agreement with Mitsubishi UFJ Securities (USA), Inc. (“MUS(USA)”) pursuant to which MUS(USA) provides certain advisory and/or other services to Lazard Capital Markets, including in respect of this offering. In return for the provision of such services by MUS(USA) to Lazard Capital Markets, Lazard Capital Markets will pay to MUS(USA) a mutually agreed upon fee.

VALIDITY OF THE NOTES

The validity of the notes we are offering will be passed upon for us by Bracewell & Giuliani LLP, Houston, Texas. Certain legal matters with respect to the notes will be passed upon for the underwriters by Andrews Kurth LLP, Houston, Texas. Andrews Kurth LLP performs legal services for us and our affiliates from time to time.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control Over Financial Reporting) of Kinder Morgan Energy Partners, L.P., incorporated in this prospectus supplement and accompanying prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2005 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The balance sheet of Kinder Morgan G.P., Inc. incorporated in this prospectus supplement and accompanying prospectus by reference to our Current Report on Form 8-K dated June 1, 2006 has been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The description of the review performed by Netherland, Sewell & Associates, Inc., independent petroleum consultants, included in our Annual Report on Form 10-K for the year ended December 31, 2005, is incorporated herein by reference.

PROSPECTUS

$2,000,000,000

Common Units

Debt Securities

This prospectus provides you with a general description of the securities we may offer. Each time we sell securities we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and any supplement carefully before you invest.

Our common units are traded on the New York Stock Exchange under the symbol “KMP.” The last reported sale price of our common units on February 8, 2005, as reported on the NYSE, was $45.48 per unit.

We will provide information in the prospectus supplement for the expected trading market, if any, for the debt securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 9, 2005.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. This prospectus may only be used where it is legal to sell the offered securities. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the respective date on the front cover of those documents. You should not assume that the information incorporated by reference in this prospectus is accurate as of any date other than the date the respective information was filed with the Securities and Exchange Commission. Our business, financial condition, results of operations and prospects may have changed since those dates.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement on Form S-3 we filed with the SEC under the Securities Act using a shelf registration process. Using this shelf registration process, we may sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of proceeds of $2 billion. This prospectus does not contain all of the information set forth in the registration statement, or the exhibits that are a part of the registration statement, parts of which are omitted as permitted by the rules and regulations of the SEC. For further information about us and about the securities to be sold in this offering, please refer to the information below and to the registration statement and the exhibits that are a part of the registration statement.

We file annual, quarterly and special reports, proxy statements and other information with the SEC. The SEC allows us to incorporate by reference information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information as well as the information included in this prospectus. We incorporate by reference the following documents:

•	Our Annual Report on Form 10-K for the year ended December 31, 2003;

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004;

•	Our Current Reports on Form 8-K filed on March 18, 2004, November 22, 2004, January 21, 2005 and January 28, 2005;

•	Our Registration Statement on Form 8-A/A filed on March 7, 2002; and

•	All documents filed with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this prospectus and the completion of the sale of securities offered hereby.

Should you want more information regarding Kinder Morgan, Inc. or Kinder Morgan Management, LLC, please refer to the annual, quarterly and special reports and proxy statements, as applicable, filed with the SEC regarding those entities.

You may read and copy any document we file with the SEC at the SEC’s public reference room located at:

450 Fifth Street, N.W.

Washington, D.C. 20549

Please call the SEC at 1-800-SEC-0330 for further information on the public reference room and its copy charges. Our SEC filings are also available to the public on the SEC’s Web site at http://www.sec.gov and through the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which our common units are listed.

We will provide a copy of any document incorporated by reference in this prospectus and any exhibit specifically incorporated by reference in those documents, without charge, by written or oral request directed to us at the following address and telephone number:

Kinder Morgan Energy Partners, L.P.

Investor Relations Department

500 Dallas Street, Suite 1000

Houston, Texas 77002

(713) 369-9000

KINDER MORGAN ENERGY PARTNERS, L.P.

We are a limited partnership, formed in Delaware in August 1992, with our common units traded on the NYSE under the symbol “KMP.” We are one of the largest publicly-traded pipeline limited partnerships in the United States in terms of market capitalization and the largest independent refined petroleum products pipeline system in the United States in terms of volumes delivered. Our operations are conducted through our subsidiary operating limited partnerships and their subsidiaries and are grouped into the following business segments: Products Pipelines, Natural Gas Pipelines, CO2 and Terminals.

Kinder Morgan Management, LLC is a limited partner in us and, pursuant to a delegation of control agreement, manages and controls our business and affairs, and the business and affairs of our subsidiary operating limited partnerships and their subsidiaries, subject to our general partner’s right to approve specified actions.

USE OF PROCEEDS

Unless we inform you otherwise in a prospectus supplement, we intend to use the net proceeds from the sale of debt securities or common units we are offering for general corporate purposes. This may include, among other things, additions to working capital, repayment or refinancing of existing indebtedness or other corporate obligations, financing of capital expenditures and acquisitions, investment in existing and future projects, and repurchases and redemptions of securities. Pending any specific application, we may initially invest funds in short-term marketable securities or apply them to the reduction of other indebtedness.

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

The historical ratios of earnings to fixed charges of us and our consolidated subsidiaries for the periods indicated are as follows:

Nine Months Ended September 30, 2004	Year Ended December 31,
	2003	2002	2001	2000	1999
5.19	4.77	4.37	3.56	3.82	4.36

In all cases, earnings are determined by adding:

•	income before income taxes, extraordinary items, equity income and minority interest; plus

•	fixed charges, amortization of capitalized interest and distributed income of equity investees; less

•	capitalized interest.

In all cases, fixed charges include:

•	interest, including capitalized interest; plus

•	amortization of debt issuance costs; plus

•	the estimated interest portion of rental expenses.

DESCRIPTION OF DEBT SECURITIES

General

The debt securities will be:

•	our direct unsecured general obligations; and

•	either senior debt securities or subordinated debt securities.

Senior debt securities will be issued under an indenture we call the senior indenture and subordinated debt securities will be issued under an indenture we call the subordinated indenture. Together the senior indenture and the subordinated indenture are called the indentures, and the senior debt securities and the subordinated debt securities are called debt securities.

We have not restated these agreements in their entirety. The forms of the indentures are incorporated by reference as exhibits to the registration statement of which this prospectus is a part. We urge you to read the indentures, because they, and not this description, control your rights as holders of the debt securities. In the summary below, we have included references to section numbers of the applicable indenture so that you can easily locate these provisions. Capitalized terms used in the summary have the meanings specified in the indentures.

Neither indenture limits the amount of debt securities that we may issue under the indenture from time to time in one or more series. We may in the future issue debt securities under either indenture, in addition to the debt securities offered pursuant to this prospectus. At the date of this prospectus, we had $1.0 billion aggregate principal amount of notes outstanding under the senior indenture and no notes outstanding under the subordinated indenture.

Neither indenture contains provisions that would afford holders of debt securities protection in the event of a sudden and significant decline in our credit quality or a takeover, recapitalization or highly leveraged or similar transaction. Accordingly, we could in the future enter into transactions that could increase the amount of indebtedness outstanding at that time or otherwise adversely affect our capital structure or credit rating.

Neither indenture requires our subsidiaries to guarantee the debt securities. As a result, the holders of debt securities will generally have a junior position to claims of all creditors and preferred stockholders of our subsidiaries.

Specific Terms of Each Series of Debt Securities in the Prospectus Supplement

A prospectus supplement and any supplemental indenture relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

•	the form and title of the debt securities;

•	whether the debt securities are senior debt securities or subordinated debt securities and the terms of subordination;

•	the total principal amount of the debt securities;

•	the portion of the principal amount which will be payable if the maturity of the debt securities is accelerated;

•	the currency or currency unit in which the debt securities will be paid, if not U.S. dollars;

•	any right we may have to defer payments of interest by extending the dates payments are due and whether interest on those deferred amounts will be payable as well;

•	the place where the principal of, and premium, if any, and interest on any debt securities will be payable;

•	the dates on which the principal of the debt securities will be payable;

•	the interest rate which the debt securities will bear and the interest payment dates for the debt securities;

•	any optional redemption provisions;

•	any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the debt securities;

•	any changes to or additional events of default or covenants;

•	any changes in trustees, paying agents or the security registrar; and

•	any other terms of the debt securities. (Section 301)

We will maintain in each place specified by us for payment of any series of debt securities an office or agency where debt securities of that series may be presented or surrendered for payment, where debt securities of that series may be surrendered for registration of transfer or exchange and where notices and demands to or upon us in respect of the debt securities of that series and the related indenture may be served. (Section 1002)

Debt securities may be issued under an indenture as original issue discount securities to be offered and sold at a substantial discount below their principal amount. Material federal income tax, accounting and other considerations applicable to any such original issue discount securities will be described in any related prospectus supplement. “Original issue discount security” means any security which provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the maturity thereof as a result of the occurrence of an event of default and the continuation thereof. (Section 101)

Provisions Only in the Senior Indenture

The senior debt securities will rank equally in right of payment with all of our other senior and unsubordinated debt. The senior indenture contains provisions that:

•	limit our ability to put liens on our principal assets; and

•	limit our ability to sell and lease back our principal property.

The subordinated indenture does not contain any similar provisions.

We have described below these provisions and some of the defined terms used in the senior indenture.

Limitations on Liens. The senior indenture provides that we will not, nor will we permit any Subsidiary to, create, assume, incur or suffer to exist any lien upon any Principal Property, as defined below, or upon any shares of capital stock of any Subsidiary owning or leasing any Principal Property, whether owned or leased on the date of the senior indenture or thereafter acquired, to secure any of our debt or the debt of any other person, other than the senior debt securities issued under the senior indenture, without in any such case making effective provision whereby all of the senior debt securities outstanding thereunder shall be secured equally and ratably with, or prior to, that debt so long as that debt is so secured.

“Principal Property” means, whether owned or leased on the date of the senior indenture or thereafter acquired:

(a) any pipeline assets of ours or of any Subsidiary, including any related facilities employed in the transportation, distribution, storage or marketing of refined petroleum products, natural gas liquids and carbon dioxide, that are located in the United States or any territory or political subdivision thereof; and

(b) any processing or manufacturing plant or terminal owned or leased by us or any Subsidiary that is located in the United States or any territory or political subdivision thereof,

except, in the case of either of the foregoing clauses (a) or (b):

•	any such assets consisting of inventories, furniture, office fixtures and equipment (including data processing equipment), vehicles and equipment used on, or useful with, vehicles; and

•	any such assets, plant or terminal which, in the opinion of the board of directors of Kinder Morgan Management, LLC, the delegate of our general partner, is not material in relation to our activities or to our activities and those of our Subsidiaries, taken as a whole.

There is excluded from this restriction:

(1) Permitted Liens, as defined below;

(2) any lien upon any property or assets created at the time of acquisition of that property or assets by us or any Subsidiary or within one year after such time to secure all or a portion of the purchase price for such property or assets or debt incurred to finance such purchase price, whether such debt was incurred prior to, at the time of or within one year after the date of such acquisition;

(3) any lien upon any property or assets to secure all or part of the cost of construction, development, repair or improvements thereon or to secure debt incurred prior to, at the time of, or within one year after completion of such construction, development, repair or improvements or the commencement of full operations thereof, whichever is later, to provide funds for that purpose;

(4) any lien upon any property or assets existing thereon at the time of the acquisition thereof by us or any Subsidiary; provided, however, that such lien only encumbers the property or assets so acquired;

(5) any lien upon any property or assets of a person existing thereon at the time such person becomes a Subsidiary by acquisition, merger or otherwise; provided, however, that such lien only encumbers the property or assets of such person at the time such person becomes a Subsidiary;

(6) with respect to any series, any lien upon any property or assets of ours or any Subsidiary in existence on the date the senior debt securities of such series are first issued or provided for pursuant to agreements existing on such date;

(7) liens imposed by law or order as a result of any proceeding before any court or regulatory body that is being contested in good faith, and liens which secure a judgment or other court-ordered award or settlement as to which we or the applicable Subsidiary has not exhausted our appellate rights;

(8) any extension, renewal, refinancing, refunding or replacement, or successive extensions, renewals, refinancing, refunding or replacements, of liens, in whole or in part, referred to in clauses (1) through (7), inclusive, above; provided, however, that any such extension, renewal, refinancing, refunding or replacement lien shall be limited to the property or assets covered by the lien extended, renewed, refinanced, refunded or replaced and that the obligations secured by any such extension, renewal, refinancing, refunding or replacement lien shall be in an amount not greater than the amount of the obligations secured by the lien extended, renewed, refinanced, refunded or replaced and any expenses of ours and our Subsidiaries, including any premium, incurred in connection with such extension, renewal, refinancing, refunding or replacement; or

(9) any lien resulting from the deposit of moneys or evidence of indebtedness in trust for the purpose of defeasing any of our debt or debt of any Subsidiary.

Notwithstanding the foregoing, under the senior indenture, we may, and may permit any Subsidiary to, create, assume, incur, or suffer to exist any lien upon any Principal Property to secure debt of the Partnership or any person, other than the senior debt securities, that is not excepted by clauses (1) through (9), inclusive, above without securing the senior debt securities issued under the senior indenture; provided that the aggregate principal amount of all debt then outstanding secured by such lien and all similar liens, together with all Attributable Indebtedness from Sale-Leaseback Transactions (excluding Sale-Leaseback Transactions permitted by clauses (1) through (4), inclusive, of the first paragraph of the restriction on sale-leasebacks covenant described below) does not exceed 10% of Consolidated Net Tangible Assets. (Section 1006 of the senior indenture)

“Permitted Liens” means:

(1) liens upon rights-of-way for pipeline purposes;

(2) any statutory or governmental lien or lien arising by operation of law, or any mechanics’, repairmen’s, materialmen’s, suppliers’, carriers’, landlords’, warehousemen’s or similar lien incurred in the ordinary course of business which is not yet due or which is being contested in good faith by appropriate proceedings and any undetermined lien which is incidental to construction, development, improvement or repair;

(3) the right reserved to, or vested in, any municipality or public authority by the terms of any right, power, franchise, grant, license, permit or by any provision of law, to purchase or recapture or to designate a purchaser of, any property;

(4) liens of taxes and assessments which are (A) for the then current year, (B) not at the time delinquent, or (C) delinquent but the validity of which is being contested at the time by us or any Subsidiary in good faith;

(5) liens of, or to secure performance of, leases, other than capital leases;

(6) any lien upon, or deposits of, any assets in favor of any surety company or clerk of court for the purpose of obtaining indemnity or stay of judicial proceedings;

(7) any lien upon property or assets acquired or sold by us or any Subsidiary resulting from the exercise of any rights arising out of defaults on receivables;

(8) any lien incurred in the ordinary course of business in connection with workmen’s compensation, unemployment insurance, temporary disability, social security, retiree health or similar laws or regulations or to secure obligations imposed by statute or governmental regulations;

(9) any lien in favor of us or any Subsidiary;

(10) any lien in favor of the United States or any state thereof, or any department, agency or instrumentality or political subdivision of the United States or any state thereof, to secure partial, progress, advance, or other payments pursuant to any contract or statute, or any debt incurred by us or any Subsidiary for the purpose of financing all or any part of the purchase price of, or the cost of constructing, developing, repairing or improving, the property or assets subject to such lien;

(11) any lien securing industrial development, pollution control or similar revenue bonds;

(12) any lien securing our debt or debt of any Subsidiary, all or a portion of the net proceeds of which are used, substantially concurrent with the funding thereof (and for purposes of determining such “substantial concurrence,” taking into consideration, among other things, required notices to be given to holders of outstanding senior debt securities under the senior indenture in connection with such refunding, refinancing or repurchase, and the required corresponding durations thereof), to refinance, refund or repurchase all outstanding senior debt securities under the senior indenture, including the amount of all accrued interest thereon and reasonable fees and expenses and premium, if any, incurred by us or any Subsidiary in connection therewith;

(13) liens in favor of any person to secure obligations under the provisions of any letters of credit, bank guarantees, bonds or surety obligations required or requested by any governmental authority in connection with any contract or statute; or

(14) any lien upon or deposits of any assets to secure performance of bids, trade contracts, leases or statutory obligations.

“Consolidated Net Tangible Assets” means, at any date of determination, the total amount of assets after deducting therefrom:

•	all current liabilities, excluding

•	any current liabilities that by their terms are extendable or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed; and

•	current maturities of long-term debt; and

•	the value, net of any applicable reserves, of all goodwill, trade names, trademarks, patents and other like intangible assets,

all as set forth, or on a proforma basis would be set forth, on our consolidated balance sheet for our most recently completed fiscal quarter, prepared in accordance with generally accepted accounting principles.

Restriction on Sale-Leasebacks. The senior indenture provides that we will not, and will not permit any Subsidiary to, engage in the sale or transfer by us or any Subsidiary of any Principal Property to a person, other than the Partnership or a Subsidiary, and the taking back by us or any Subsidiary, as the case may be, of a lease of such Principal Property, called a “Sale-Leaseback Transaction” in the senior indenture, unless:

(1) such Sale-Leaseback Transaction occurs within one year from the date of completion of the acquisition of the Principal Property subject thereto or the date of the completion of construction, development or substantial repair or improvement, or commencement of full operations on such Principal Property, whichever is later;

(2) the Sale-Leaseback Transaction involves a lease for a period, including renewals, of not more than three years;

(3) we or the Subsidiary would be entitled to incur debt secured by a lien on the Principal Property subject thereto in a principal amount equal to or exceeding the Attributable Indebtedness from such Sale-Leaseback Transaction without equally and ratably securing the senior debt securities; or

(4) we or the Subsidiary, within a one-year period after such Sale-Leaseback Transaction, applies or causes to be applied an amount not less than the Attributable Indebtedness from such Sale-Leaseback Transaction to:

•	the prepayment, repayment, redemption, reduction or retirement of any of our debt or the debt of any Subsidiary that is not subordinated to the senior debt securities, or

•	the expenditure or expenditures for Principal Property used or to be used in the ordinary course of our business or the business of our Subsidiaries.

“Attributable Indebtedness,” when used with respect to any Sale-Leaseback Transaction, means, as at the time of determination, the present value, discounted at the rate set forth or implicit in the terms of the lease included in such transaction, of the total obligations of the lessee for rental payments (other than amounts required to be paid on account of property taxes, maintenance, repairs, insurance, assessments, utilities, operating and labor costs and other items that do not constitute payments for property rights) during the remaining term of the lease included in such Sale-Leaseback Transaction, including any period for which such lease has been extended. In the case of any lease that is terminable by the lessee upon the payment of a penalty or other termination payment, such amount shall be the lesser of the amount determined assuming termination upon the first date such lease may be terminated, in which case the amount shall also include the amount of the penalty or termination payment, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated, or the amount determined assuming no such termination.

Notwithstanding the foregoing, under the senior indenture we may, and may permit any Subsidiary to, effect any Sale-Leaseback Transaction that is not excepted by clauses (1) through (4), inclusive, of the first paragraph under “— Restriction on Sale-Leasebacks,” provided that the Attributable Indebtedness from such Sale-Leaseback Transaction, together with the aggregate principal amount of outstanding debt (other than the senior debt securities) secured by liens upon Principal Properties not excepted by clauses (1) through (9), inclusive, of the first paragraph of the limitation on liens covenant described above, do not exceed 10% of Consolidated Net Tangible Assets. (Section 1007 of the senior indenture)

Provisions Only in the Subordinated Indenture

Subordinated Debt Securities Subordinated to Some Other Debt. Any subordinated debt securities will be unsecured and will be subordinate and junior in priority of payment to some of our other debt to the extent described in a prospectus supplement. (Section 1401 of the subordinated indenture)

Provisions in Both Indentures

Consolidation, Merger or Asset Sale. Each indenture generally allows us to consolidate or merge with a domestic person, association or entity. They also allow us to sell, lease or transfer our property and assets substantially as an entirety to a domestic person, association or entity. If this happens, the remaining or acquiring person, association or entity must assume all of our responsibilities and liabilities under the indentures including the payment of all amounts due on the debt securities and performance of the covenants in the indentures.

However, we will only consolidate or merge with or into any other person, association or entity or sell, lease or transfer our assets substantially as an entirety according to the terms and conditions of the indentures, which include the following requirements:

•	the remaining or acquiring person, association or entity is organized under the laws of the United States, any state or the District of Columbia;

•	the remaining or acquiring person, association or entity assumes our obligations under the indentures; and

•	immediately after giving effect to the transaction no Default or Event of Default, as defined below, exists.

The remaining or acquiring person, association or entity will be substituted for us in the indentures with the same effect as if it had been an original party to the indentures. Thereafter, the successor may exercise our rights and powers under the indentures, in our name or in its own name. If we sell or transfer all or substantially all of our assets, we will be released from all our liabilities and obligations under any indenture and under the debt securities. If we lease all or substantially all of our assets, we will not be released from our obligations under the indentures. (Sections 801 and 802)

Events of Default and Remedies. “Event of Default,” with respect to any series of debt securities, when used in an indenture, means any of the following:

•	failure to pay the principal of or any premium on any debt security of that series when due;

•	failure to pay interest on any debt security of that series for 30 days;

•	failure to perform any other covenant in the indenture, other than a covenant a default in the performance of which has expressly been included in the indenture solely for the benefit of one or more series of debt securities other than that series, that continues for 90 days after being given written notice;

•	our bankruptcy, insolvency or reorganization; or

•	any other Event of Default included in any indenture or supplemental indenture. (Section 501)

If an Event of Default with respect to a series of debt securities occurs and is continuing, the trustee or the holders of at least 25% in principal amount of all the outstanding debt securities of a particular series may declare the principal of all the debt securities of that series to be due and payable. When such declaration is made, such amounts will be immediately due and payable. The holders of a majority in principal amount of the outstanding debt securities of such series may rescind such declaration and its consequences if all existing Events of Default have been cured or waived, other than nonpayment of principal or interest that has become due solely as a result of acceleration. (Section 502)

Holders of a series of debt securities may not enforce the indenture or the series of debt securities, except as provided in the indenture or a series of debt securities. (Section 507) The trustee may require indemnity satisfactory to it before it enforces the indenture or such series of debt securities. (Section 603) Subject to certain limitations, the holders of a majority in principal amount of the outstanding debt securities of a particular series may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power of the trustee. (Section 512) The trustee may withhold notice to the holders of debt securities of any default, except in the payment of principal or interest, if it considers such withholding of notice to be in the best interests of the holders. (Section 602)

Other than its duties in case of a default, a trustee is not obligated to exercise any of its rights or powers under any indenture at the request, order or direction of any holders, unless the holders offer the trustee reasonable indemnity. (Section 601) If they provide this reasonable indemnification, the holders of a majority in principal amount of any series of debt securities may direct the time, method and place of conducting any proceeding or any remedy available to the trustee, or exercising any power conferred upon the trustee, for any series of debt securities. (Section 512)

An Event of Default for a particular series of debt securities does not necessarily constitute an Event of Default for any other series of debt securities issued under an indenture. Further, an Event of Default under our other indebtedness will not necessarily constitute an event of default under the debt securities of any series or vice versa.

Modification of Indentures. Under each indenture, generally we and the trustee may modify our rights and obligations and the rights of the holders with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected by the modification, voting as one class. No modification of the principal or interest payment terms, no modification reducing the percentage required for modifications and no modification impairing the right to institute suit for the payment on debt securities of any series when due, is effective against any holder without its consent. (Section 902)

In addition, we and the trustee may amend the indentures without the consent of any holder of the debt securities to make certain technical changes, such as:

•	curing ambiguities or correcting defects or inconsistencies;

•	evidencing the succession of another person to us, and the assumption by that successor of our obligations under the applicable indenture and the debt securities of any series;

•	providing for a successor trustee;

•	qualifying the indentures under the Trust Indenture Act;

•	complying with the rules and regulations of any securities exchange or automated quotation system on which debt securities of any series may be listed or traded; or

•	adding provisions relating to a particular series of debt securities. (Section 901)

Defeasance and Discharge. At any time we may terminate all our obligations under an indenture as it relates to the notes of any series, a process commonly called “legal defeasance,” except for certain obligations, including those respecting the defeasance trust described below, and obligations to register the transfer of or to exchange the notes of that series, to replace mutilated, destroyed, lost or stolen notes of that series and to maintain a registrar and paying agent in respect of such notes. (Section 1302)

We also at any time may terminate our obligations under covenant restrictions on the debt securities of any series by a process commonly called “covenant defeasance.” (Section 1303)

We may exercise our legal defeasance option notwithstanding the prior exercise of our covenant defeasance option. If we exercise our legal defeasance option, payment of the notes of the defeased series may not be accelerated because of an Event of Default. If we exercise our covenant defeasance option for the notes of a particular series, payment of the notes of that series may not be accelerated because of an Event of Default specified in the third bullet point under “— Events of Default and Remedies” above.

We may exercise either defeasance option at any time following the 91st day after we irrevocably deposit in trust (the “defeasance trust”) with the trustee money, U.S. Government Obligations (as defined in the indentures) or a combination thereof for the payment of principal, premium, if any, and interest on the notes of the relevant series to redemption or stated maturity, as the case may be, and comply with certain other conditions, including delivery to the trustee of an opinion of counsel (subject to customary exceptions and exclusions) to the effect that holders of the notes of that series will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance and will be subject to federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such defeasance had not occurred. In the case of legal defeasance only, such opinion of counsel must be based on a ruling of the Internal Revenue Service or other change in applicable federal income tax law.

In the event of any legal defeasance, holders of the notes of the relevant series would be entitled to look only to the trust fund for payment of principal of and any premium and interest on their notes until maturity.

Although the amount of money and U.S. Government Obligations on deposit with the trustee would be intended to be sufficient to pay amounts due on the notes of a defeased series at the time of their stated maturity, if we exercise our covenant defeasance option for the notes of any series and the notes are declared due and payable because of the occurrence of an Event of Default, such amount may not be sufficient to pay amounts due on the notes of that series at the time of the acceleration resulting from such Event of Default. However, in that circumstance we would remain liable for such payments.

In addition, we may discharge all our obligations under an indenture with respect to the notes of any series, other than our obligation to register the transfer of and to exchange notes of that series, provided that we either:

•	deliver all outstanding notes of that series to the trustee for cancellation; or

•	all such notes not so delivered for cancellation have either become due and payable or will become due and payable at their stated maturity within one year or are to be called for redemption within one year, and in the case of this bullet point we have deposited with the trustee in trust an amount of cash sufficient to pay the entire indebtedness of such notes, including interest to the stated maturity or applicable redemption date. (Section 401)

Concerning the Trustee. Wachovia Bank, National Association will initially act as trustee under the senior indenture and the subordinated indenture. The corporate trust office of the trustee is located at 12 East 49th Street, 37th Floor, New York, New York 10017.

Under provisions of the indentures and the Trust Indenture Act of 1939, as amended, governing trustee conflicts of interest, any uncured Event of Default with respect to any series of senior debt securities will force the trustee to resign as trustee under either the subordinated indenture or the senior indenture. Also, any uncured Event of Default with respect to any series of subordinated debt securities will force the trustee to resign as trustee under either the senior indenture or the subordinated indenture. Any resignation will require the appointment of a successor trustee under the applicable indenture in accordance with its terms and conditions.

The trustee may resign or be removed by us with respect to one or more series of debt securities and a successor trustee may be appointed to act with respect to any such series. The holders of a majority in aggregate principal amount of the debt securities of any series may remove the trustee with respect to the debt securities of such series. (Section 610)

Each indenture contains certain limitations on the right of the trustee thereunder, in the event that it becomes our creditor, to obtain payment of claims in some cases, or to realize on property received in respect of any such claim, as security or otherwise. (Section 613)

The trustee is required to submit an annual report to the holders of the debt securities regarding, among other things, the trustee’s eligibility to serve as such, the priority of the trustee’s claims regarding certain advances made by it, and any action taken by the trustee materially affecting the debt securities.

Each indenture provides that, in addition to other certificates or opinions that may be specifically required by other provisions of an indenture, every application by us for action by the trustee shall be accompanied by a certificate of certain of our officers and an opinion of counsel, who may be our counsel, stating that, in the opinion of the signers, we have complied with all conditions precedent to the action. (Section 102)

Governing Law. The indentures are and the debt securities will be governed by the laws of the State of New York.

No Personal Liability of Kinder Morgan Management, LLC and Directors, Officers, Employees, Unitholders or Shareholders. Kinder Morgan Management, LLC, the delegate of our general partner, and the respective directors, officers, employees, unitholders and shareholders of us, Kinder Morgan Management, LLC and of our general partner will not have any liability for our obligations under the indentures or the debt securities. Each holder of debt securities, by accepting a debt security, waives and releases all such liability. The waiver and release are part of the consideration for the issuance of the debt securities.

Form, Denomination and Registration; Book Entry Only System. Unless otherwise indicated in a prospectus supplement, the debt securities of a series will be issued only in fully registered form, without coupons, in denominations of $1,000 or integral multiples thereof. (Section 302) You will not have to pay a service charge to transfer or exchange debt securities of a series, but we may require you to pay for taxes or other governmental charges due upon a transfer or exchange. (Section 305)

Unless otherwise indicated in a prospectus supplement, each series of debt securities will be deposited with, or on behalf of, The Depository Trust Company or any successor depositary, which we call a depositary, and will be represented by one or more global notes registered in the name of Cede & Co., as nominee of DTC. The interests of beneficial owners in the global notes will be represented through financial institutions acting on their behalf as direct or indirect participants in DTC.

Ownership of beneficial interests in a global note will be limited to persons, called participants, who have accounts with DTC or persons who hold interests through participants. Ownership of beneficial interests in the global notes will be shown on, and the transfer of these ownership interests will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants).

So long as DTC, or its nominee, is the registered owner or holder of a global note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities of that series represented by such global note for all purposes of the indenture, the debt securities of that series and applicable law. In addition, no beneficial owner of an interest in a global note will be able to transfer that interest except in accordance with DTC’s applicable procedures, in addition to those under the applicable indenture.

Payments on debt securities represented by global notes will be made to DTC or its nominee, as the registered owner thereof. Neither we, the trustee, any underwriter nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in global notes, for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any action taken or omitted to be taken by the depositary or any participant.

We expect that DTC or its nominee will credit participants’ accounts on the payable date with payments in respect of a global note in amounts proportionate to their respective beneficial interest in the principal amount of such global note as shown on the records of DTC or its nominee, unless DTC has reason to believe that it will not receive payment on the payable date. We also expect that payments by participants to owners of beneficial interests in such global note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in “street name.” Such payments will be the responsibility of such participants.

Transfers between participants in DTC will be effected in accordance with DTC rules. The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability to transfer beneficial interests in a global note to such persons may be impaired. Because DTC can only act on behalf of participants, who in turn act on behalf of others, such as securities brokers and dealers, banks and trust companies, called indirect participants, the ability of a person having a beneficial interest in a global note to pledge that interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of that interest, may be impaired by the lack of a physical certificate of that interest.

DTC will take any action permitted to be taken by a holder of debt securities of a series only at the direction of one or more participants to whose account interests in global notes are credited and only in respect of such portion of the aggregate principal amount of the debt securities of a series as to which such participant or participants has or have given such direction.

If

•	the depositary notifies us that it is unwilling or unable to continue as depositary or if the depositary ceases to be eligible under the applicable indenture and we do not appoint a successor depositary within 90 days, or

•	an event of default with respect to a series of debt securities shall have occurred and be continuing,

the respective global notes representing the affected series of debt securities will be exchanged for debt securities in definitive form of like tenor and of an equal aggregate principal amount, in authorized denominations. Such definitive debt securities shall be registered in such name or names as the depositary shall instruct the trustee. Such instructions will most likely be based upon directions received by the depositary from participants with respect to ownership of beneficial interests in global notes.

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants deposit with DTC and facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants, including those who may act as underwriters of our debt securities, and by the New York Stock Exchange, Inc., the American Stock Exchange, LLC and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as indirect participants that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in global notes among participants of DTC, it is under no obligation to perform or continue to perform such procedures and may discontinue such procedures at any time. Neither we, the trustee, any underwriter nor any paying agent will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

DESCRIPTION OF COMMON UNITS

Number of Common Units

As of January 4, 2005, we had 147,537,908 common units outstanding, including 14,355,735 common units held by Kinder Morgan, Inc. and its affiliates other than directors of Kinder Morgan, Inc. Our partnership agreement does not limit the number of common units we may issue.

Where Common Units are Traded

Our outstanding common units are listed on the New York Stock Exchange under the symbol “KMP.” Any additional common units we issue will also be listed on the NYSE.

Quarterly Distributions

Our partnership agreement requires that we distribute 100% of “Available Cash” (as defined in our partnership agreement) to our partners within 45 days following the end of each calendar quarter. Available Cash consists generally of all of our cash receipts, including cash received by our operating partnerships and net reductions in reserves, less cash disbursements and net additions to reserves and amounts payable to the former general partner of SFPP, L.P., which is one of our operating partnerships, in respect of its remaining 0.5% interest in SFPP, L.P.

We distribute Available Cash for each quarter as follows:

•	first, 98% to the owners of all classes of units pro rata and 2% to our general partner until the owners of all classes of units have received a total of $0.15125 per unit in cash or equivalent i-units for such quarter;

•	second, 85% of any available cash then remaining to the owners of all classes of units pro rata and 15% to our general partner until the owners of all classes of units have received a total of $0.17875 per unit in cash or equivalent i-units for such quarter;

•	third, 75% of any available cash then remaining to the owners of all classes of units pro rata and 25% to our general partner until the owners of all classes of units have received a total of $0.23375 per unit in cash or equivalent i-units for such quarter; and

•	fourth, 50% of any available cash then remaining to the owners of all classes of units pro rata, to owners of common units and Class B units in cash and to owners of i-units in the equivalent number of i-units, and 50% to our general partner.

Each time that we make a cash distribution to our general partner and the holders of our common units, the number of i-units owned by Kinder Morgan Management, LLC and the percentage of our total units owned by Kinder Morgan Management, LLC will increase automatically under the provisions of our partnership agreement.

Transfer Agent and Registrar

Our transfer agent and registrar for the common units is EquiServe Trust Company, N.A. It may be contacted at 525 Washington Blvd., Jersey City, New Jersey 07310.

The transfer agent and registrar may at any time resign, by notice to us, or be removed by us. That resignation or removal would become effective upon the appointment by us of a successor transfer agent and registrar and its acceptance of that appointment. If no successor has been appointed and accepted that appointment within 30 days after notice of that resignation or removal, we are authorized to act as the transfer agent and registrar until a successor is appointed.

Summary of Partnership Agreement

A summary of the important provisions of our partnership agreement is included in the reports filed with the SEC.

MODIFICATION OF FIDUCIARY DUTIES OWED TO THE LIMITED PARTNERS

The fiduciary duties owed to limited partners by our general partner are prescribed by Delaware law and our partnership agreement. Similarly, the fiduciary duties owed to the owners of shares of Kinder Morgan Management, LLC by its board of directors are prescribed by Delaware law and its limited liability company agreement. The Delaware Limited Partnership Act and the Delaware Limited Liability Company Act provide that Delaware limited partnerships and Delaware limited liability companies, respectively, may, in their limited partnership agreements and limited liability company agreements, as applicable, restrict the fiduciary duties owed by the general partner to us and our limited partners and by the board of directors of the limited liability company to its shareholders.

Our limited partnership agreement and the Kinder Morgan Management, LLC limited liability company agreement contain various provisions restricting the fiduciary duties that might otherwise be owed. The following is a summary of the material restrictions of the fiduciary duties owed by our general partner to us and our limited partners and by the board of directors of Kinder Morgan Management, LLC to its shareholders.

State-law fiduciary duty standards

Fiduciary duties are generally considered to include an obligation to act with due care and loyalty. The duty of care, unless the limited partnership agreement or limited liability company agreement provides otherwise, would generally require a general partner or manager to act for the limited partnership or limited liability company, as applicable, in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a limited partnership agreement or limited liability company agreement providing otherwise, would generally prohibit a general partner of a Delaware limited partnership or a manager of a Delaware limited liability company from taking any action or engaging in any transaction where a conflict of interest is present.

The Kinder Morgan Management, LLC limited liability company agreement modifies these standards

The limited liability company agreement of Kinder Morgan Management, LLC contains provisions that prohibit its shareholders from advancing claims arising from conduct by Kinder Morgan Management, LLC’s board of directors that might otherwise raise issues as to compliance with fiduciary duties or applicable law. For example, the limited liability company agreement permits the board of directors to make a number of decisions in its “sole discretion.” This entitles the board of directors to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, Kinder Morgan Management, LLC, its affiliates or any shareholder. Kinder Morgan, Inc., its affiliates, and their officers and directors who are also officers or directors of Kinder Morgan Management, LLC are not required to offer to Kinder Morgan Management, LLC any business opportunity. Except as set out in Kinder Morgan Management, LLC’s limited liability company agreement, its directors, Kinder Morgan, Inc. and their affiliates have no obligations, by virtue of the relationships established pursuant to that agreement, to take or refrain from taking any action that may impact Kinder Morgan Management, LLC or its shareholders. In addition to the other more specific provisions limiting the obligations of its board of directors, Kinder Morgan Management, LLC’s limited liability company agreement further provides that its board of directors will not be liable for monetary damages to Kinder Morgan Management, LLC, its shareholders or any other person for any acts or omissions if the board of directors acted in good faith.

Our limited partnership agreement modifies these standards

Our limited partnership agreement contains provisions that prohibit the limited partners from advancing claims arising from conduct by our general partner that might otherwise raise issues as to compliance with fiduciary duties or applicable law. For example, our limited partnership agreement permits the general partner of the partnership to make a number of decisions in its “sole discretion.” This entitles the general partner to consider only the interests and factors it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Kinder Morgan, Inc., its affiliates and their officers and directors who are also officers or directors of Kinder Morgan Management, LLC or officers or directors of our general partner are not required to offer to us any business opportunity. Our general partner is permitted to attempt to avoid personal liability in connection with the management of the partnership pursuant to the partnership agreement. The partnership agreement provides that the general partner does not breach its fiduciary duty even if the partnership could have obtained more favorable terms without limitations on the general partner’s liability.

Our partnership agreement contains provisions that allow the general partner to take into account the interests of parties in addition to us in resolving conflicts of interest, thereby limiting its fiduciary duty to the us and our limited partners. The partnership agreement also provides that in the absence of bad faith by the general partner, the resolution of a conflict by the general partner will not be a breach of any duty. Also, the partnership agreement contains provisions that may restrict the remedies available to limited partners for actions taken that might, without such limitations, constitute breaches of fiduciary duty. In addition to the other more specific provisions limiting the obligations of the general partner, the partnership agreement provides that the general partner, its affiliates and their respective officers and directors will not be liable for monetary damages to us, our limited partners or any other person for acts or omissions if the general partner, affiliate or officer or director acted in good faith. Kinder Morgan Management, LLC or the general partner may request that the conflicts and audit committee of the general partner’s board of directors review and approve the resolution of conflicts of interest that may arise between Kinder Morgan, Inc. or its subsidiaries, on the one hand, and us, on the other hand.

All of these provisions of our limited partnership agreement relating to our general partner apply equally to Kinder Morgan Management, LLC, as the delegate of our general partner.

By becoming one of our limited partners, a limited partner agrees to be bound by the provisions in our limited partnership agreement, including the provisions discussed above. This is in accordance with the policy of the Delaware Limited Partnership Act favoring the principle of freedom of contract and the enforceability of limited partnership agreements. It is not necessary for a limited partner to sign our limited partnership agreement in order for the limited partnership agreement to be enforceable against that person.

MATERIAL TAX CONSIDERATIONS

This section is a summary of material United States federal income tax considerations that may be relevant to prospective owners of common units who are individual citizens or residents of the United States and, unless otherwise noted in the following discussion, is the opinion of our counsel, Bracewell & Patterson, L.L.P., insofar as it relates to legal conclusions with respect to United States federal income tax law. This section is based upon current provisions of the Internal Revenue Code, existing and proposed regulations and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us” or “we” are references to Kinder Morgan Energy Partners, L.P. and its operating partnerships.

No attempt has been made in this section to comment on all federal income tax matters affecting us or the owners of common units. Moreover, the discussion focuses on owners of common units who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, nonresident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, non-U.S. persons, financial institutions, insurance companies, real estate investment trusts, estates, trusts, individual retirement accounts (IRAs), mutual funds, dealers and persons entering into hedging transactions. Accordingly, each prospective owner of common units is urged to consult with, and is urged to depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to him of the ownership or disposition of common units.

All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Bracewell & Patterson, L.L.P. and are based on the accuracy of the representations made by us, our general partner and its delegate, Kinder Morgan Management, LLC.

No ruling has been or will be requested from the IRS regarding any matter affecting us or prospective owners of common units. Unlike a ruling, the opinion of Bracewell & Patterson, L.L.P. represents only its best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made here may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the common units and the prices at which common units trade. In addition, the costs of any contest with the IRS will be borne directly or indirectly by the owners of common units and our general partner. Furthermore, the tax treatment of Kinder Morgan Energy Partners, L.P. or of an investment in Kinder Morgan Energy Partners, L.P. may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

For the reasons described below, Bracewell & Patterson, L.L.P. has not rendered an opinion with respect to the following specific federal income tax issues:

•	the treatment of an owner of common units whose units are loaned to a short seller to cover a short sale of common units (please read “— Tax Consequences of Common Unit Ownership — Treatment of Short Sales”);

•	whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “— Disposition of Common Units — Allocations Between Transferors and Transferees”);

•	whether our method for depreciating Section 743 adjustments is sustainable (please read “— Tax Consequences of Common Unit Ownership — Section 754 Election”); and

•	whether assignees of common units who are entitled to execute and deliver transfer applications, but who fail to execute and deliver transfer applications, will be treated as our partners for tax purposes (please read “— Limited Partner Status”).

Partnership Status

A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his allocable share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions of cash by a partnership to a partner are generally not taxable unless the amount of cash distributed to him is in excess of his adjusted basis in his partnership interest.

Section 7704 of the Internal Revenue Code provides that publicly-traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly-traded partnerships whose gross income for every taxable year consists of at least 90% “qualifying income.” Qualifying income includes income and gains derived from the exploration, development, mining or production, processing, refining, transportation or marketing of any mineral or natural resource, including crude oil, natural gas and products thereof. Other types of qualifying income include interest other than from a financial business, dividends, gains from the sale of real property and gains from the sale or other disposition of assets held for the production of income that otherwise constitutes qualifying income. We estimate that, as of the date of this prospectus, more than 90% of our current gross income is qualifying income.

No ruling has been or will be sought from the IRS and the IRS has made no determination as to the status of Kinder Morgan Energy Partners, L.P. as a partnership for federal income tax purposes or whether our operations generate “qualifying income” under Section 7704 of the Internal Revenue Code. Instead, we have relied on the opinion of Bracewell & Patterson, L.L.P. that, based upon the Internal Revenue Code, its regulations, published revenue rulings and court decisions and the representations described below, Kinder Morgan Energy Partners, L.P. has been, is, and will continue to be treated as a partnership for federal income tax purposes.

In rendering its opinion, Bracewell & Patterson, L.L.P. has relied on the following factual representations made by Kinder Morgan Energy Partners, L.P., its general partner and Kinder Morgan Management, LLC:

•	Neither Kinder Morgan Energy Partners, L.P. nor any of its operating partnerships has elected or will elect to be treated as a corporation for federal income tax purposes; and

•	For each taxable year, more than 90% of Kinder Morgan Energy Partners, L.P.’s gross income has been and will be derived from (i) the exploration, development, production, processing, refining, transportation or marketing of any mineral or natural resource, including oil, gas or products thereof and naturally occurring carbon dioxide and (ii) other sources that, in the opinion of counsel to Kinder Morgan Energy Partners, L.P., generate “qualifying income” within the meaning of Section 7704 of the Internal Revenue Code.

If we fail to meet the Qualifying Income Exception, other than a failure which is determined by the IRS to be inadvertent and which is cured within a reasonable time after discovery, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This contribution and liquidation should be tax-free to unitholders and Kinder Morgan Energy Partners, L.P., so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

If we were treated as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to the unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as either taxable dividend income, to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in his common units, or taxable capital gain, after the unitholder’s tax basis in his common units is reduced to zero. Accordingly, treatment as a corporation would materially reduce a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the common units.

The remainder of this section is based on Bracewell & Patterson, L.L.P.’s opinion that Kinder Morgan Energy Partners, L.P. will be treated as a partnership for federal income tax purposes.

Limited Partner Status

Unitholders who have become limited partners of Kinder Morgan Energy Partners, L.P. will be treated as partners of Kinder Morgan Energy Partners, L.P. for federal income tax purposes. Also, (a) assignees who have executed and delivered transfer applications and are awaiting admission as limited partners, and (b) unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units, will be treated as partners of Kinder Morgan Energy Partners, L.P. for federal income tax purposes. As there is no direct authority addressing assignees of common units who are entitled to execute and deliver transfer applications and thereby become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, Bracewell & Patterson, L.L.P.’s opinion does not extend to these persons. Furthermore, a purchaser or other transferee of common units who does not execute and deliver a transfer application may not receive some federal income tax information or reports furnished to record holders of common units unless the common units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application for those common units.

A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please read “— Tax Consequences of Common Unit Ownership — Treatment of Short Sales.”

Income, gain, deductions or losses would not appear to be reportable by a common unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a common unitholder who is not a partner for federal income tax purposes would therefore be fully taxable as ordinary income. These holders are urged to consult their own tax advisors with respect to their status as partners in Kinder Morgan Energy Partners, L.P. for federal income tax purposes.

Tax Consequences of Common Unit Ownership

Flow-Through of Taxable Income. We will not pay any federal income tax. Instead, each common unitholder will be required to report on his federal income tax return his allocable share of our income, gains, losses and deductions without regard to whether we make a cash distribution to him. Consequently, we may allocate income to a common unitholder even if he has not received a cash distribution from us. Each common unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year ending with or within his taxable year.

Treatment of Distributions. Distributions by us to a common unitholder generally will not be taxable to the unitholder for federal income tax purposes to the extent of his tax basis in his common units immediately before the distribution, unless the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture, and/or substantially appreciated “inventory items,” both as defined in the Internal

Revenue Code, and known collectively as “Section 751 Assets.” Our cash distributions in excess of a common unitholder’s tax basis generally will be considered to be gain from the sale or exchange of the common units except to the extent the gain is attributable to Section 751 Assets of Kinder Morgan Energy Partners, L.P., taxable in accordance with the rules described under “— Disposition of Common Units” below. Any reduction in a common unitholder’s share of our liabilities for which no partner, including our general partner, bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution of cash to that unitholder. To the extent our distributions cause a common unitholder’s “at risk” amount to be less than zero at the end of any taxable year, he must recapture as additional income any losses from Kinder Morgan Energy Partners, L.P. deducted in previous years that are equal to the amount of that shortfall. Please read “— Tax Consequences of Common Unit Ownership — Limitations on Deductibility of Losses”.

A decrease in a common unitholder’s percentage interest in us because of our issuance of additional units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash to him. A non-pro rata distribution of money or property may result in ordinary income to a common unitholder, regardless of his tax basis in his common units, if the distribution reduces his share of our Section 751 Assets.

To that extent, he will be treated as having been distributed his proportionate share of our Section 751 Assets and having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange generally will result in the common unitholder’s realization of ordinary income. That income will equal the excess of (i) the fair market value of the non-pro rata portion of that distribution over (ii) the common unitholder’s tax basis for the share of Section 751 Assets deemed relinquished in the exchange.

Basis of Common Units. A common unitholder’s initial tax basis for his common units will be the amount he paid for the common units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions to him, by any decreases in his share of our nonrecourse liabilities, by his share of our losses and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A common unitholder will have no share of our debt which is recourse to the general partner, but will have a share, generally based on his share of profits, of our nonrecourse liabilities.

Limitations on Deductibility of Losses. The deduction by a common unitholder of his share of our losses will be limited to the tax basis in his units and, in the case of an individual unitholder or a corporate unitholder, if more than 50% of the value of the corporate unitholder’s stock is owned directly or indirectly by five or fewer individuals or some tax-exempt organizations, to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that is less than his tax basis. A common unitholder must recapture his share of our losses deducted in previous years to the extent that distributions cause his at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a common unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that his tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a common unit, any gain recognized by a common unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above that gain previously suspended by the at risk or basis limitations is no longer utilizable.

In general, a common unitholder will be at risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A common unitholder’s at risk amount will increase or decrease as the tax basis of the unitholder’s units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.

The passive loss limitations generally provide that individuals, estates, trusts and some closely held corporations and personal service corporations can deduct losses from passive activities, which are generally activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately with respect to each publicly-traded partnership. Consequently, any passive losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including any dividend income we derive or from our investments or investments in other publicly-traded partnerships, or salary or active business income. Passive losses that are not deductible because they exceed a common unitholder’s share of our passive income may be deducted in full when the unitholder disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions, including the at risk rules and the basis limitation.

A common unitholder’s share of our net passive income may be offset by any suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly-traded partnerships.

Limitations on Interest Deductions. The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” The IRS has indicated that net passive income from a publicly-traded partnership constitutes investment income for purposes of the limitations on the deductibility of investment interest. In addition, a common unitholder’s share of our portfolio income will be treated as investment income. Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	our interest expense attributed to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a common unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a common unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment.

Entity-Level Collections. If we are required or elect under applicable law to pay any federal, state, local or foreign income tax on behalf of any common unitholder, the general partner or any former unitholder, the general partner is authorized to pay such taxes from our funds. That payment, if made, will be treated as a distribution of cash to the unitholder on whose behalf the payment was made. The general partner is authorized to amend the partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under the partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual unitholder in which event the unitholder would be required to file a claim in order to obtain a credit or refund.

Allocation of Income, Gain, Loss and Deduction. In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among the general partner and the unitholders, other than owners of i-units, in accordance with their percentage interests in us. A class of our unitholders that receives more cash than another class, other than i-units, on a per unit basis, with respect to a year, will be allocated gross income equal to that excess. At any time that incentive distributions are made to the general partner, gross income will be allocated to the general partner to the extent of the incentive distributions. If we have a net loss for the entire year, that loss will generally be allocated, first, to the general partner and the unitholders, other than owners of i-units, in accordance with their percentage interests in us to the extent of their positive capital accounts and, second, to the general partner.

Specific items of our income, gain, loss and deduction will be allocated to account for the difference between the tax basis and fair market value of property contributed to us or owned by us at the time new units are issued, referred to in this discussion as “Contributed Property.” In addition, recapture income will be allocated to the extent possible to the unitholder who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by other unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, our income and gain will be allocated in an amount and manner to eliminate the negative balance as quickly as possible.

An allocation of our income, gain, loss or deduction, other than an allocation required by the Internal Revenue Code to eliminate the difference between a partner’s “book” capital account, credited with the fair market value of Contributed Property, and “tax” capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the “Book-Tax Disparity,” will generally be given effect for federal income tax purposes in determining a unitholder’s share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a unitholder’s share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including his relative contributions to us, the interests of all the unitholders in profits and losses, the interest of all the unitholders in cash flow and other nonliquidating distributions and rights of all the unitholders to distributions of capital upon liquidation.

Under the Internal Revenue Code, unitholders cannot be allocated more depreciation, gain or loss than the total amount of any such item recognized by us in a particular taxable period (the “ceiling limitation”). To the extent the ceiling limitation is or becomes applicable, our partnership agreement requires that certain items of income and deduction be allocated in a way designed to effectively “cure” this problem and eliminate the impact of the ceiling limitation. Treasury Regulations under Section 704(c) of the Internal Revenue Code permit a partnership to make reasonable curative allocations to reduce or eliminate disparities between the tax basis and value attributable to property contributed to it.

Bracewell & Patterson, L.L.P. is of the opinion that, with the exception of the issues described in “— Tax Consequences of Common Unit Ownership — Section 754 Election” and “— Disposition of Common Units — Allocations Between Transferors and Transferees,” allocations under our partnership agreement will be given effect for federal income tax purposes in determining a unitholder’s share of our income, gain, loss or deduction.

Treatment of Short Sales. A common unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be a partner for federal income tax purposes with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period, any of our income, gain, deduction or loss with respect to those common units would not be reportable by the unitholder, any cash distributions received by the unitholder as to those units would be fully taxable and all of these distributions would appear to be ordinary income.

Bracewell & Patterson, L.L.P. has not rendered an opinion regarding the treatment of a common unitholder whose units are loaned to a short seller. Therefore, unitholders desiring to assure their status as partners for tax purposes and avoid the risk of gain recognition from a loan to a short seller should modify any applicable brokerage account agreements to prohibit their brokers from borrowing their units. The IRS has announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please also read “— Disposition of Common Units — Recognition of Gain or Loss.”

Alternative Minimum Tax. Each common unitholder will be required to take into account his distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. A portion of our depreciation deductions may be treated as an item of tax preference for this purpose.

A common unitholder’s alternative minimum taxable income derived from us may be higher than that unitholder’s share of our net income because we may use more accelerated methods of depreciation for purposes of computing federal taxable income or loss. The current minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective common unitholders are urged to consult with their tax advisors as to the impact of an investment in common units on their liability for the alternative minimum tax.

Tax Rates. In general, the highest effective United States federal income tax rate for individuals at the date of this prospectus is 35% and the maximum United States federal income tax rate for net capital gains of an individual is 15% if the asset disposed of was held for more than 12 months at the time of disposition.

Section 754 Election. We have made the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS. The election will generally permit us to adjust a common unit purchaser’s tax basis in our assets (“inside basis”) under Section 743(b) of the Internal Revenue Code to reflect his purchase price. This election does not apply to a person who purchases common units directly from us. The Section 743(b) adjustment belongs to the purchaser and not to other unitholders. For purposes of this discussion, a common unitholder’s inside basis in our assets will be considered to have two components: (1) his share of our tax basis in our assets (“common basis”); and (2) his Section 743(b) adjustment to that basis.

Treasury Regulations under Sections 743 and 197 of the Internal Revenue Code generally require, unless the remedial allocation method is adopted, the Section 743(b) adjustment attributable to recovery property or amortizable Section 197 intangibles be taken into account as if the total amount of such adjustment were attributable to newly-purchased property placed in service when the unit transfer occurs. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code rather than cost-recovery deductions under Section 168 of the Internal Revenue Code generally is required to be depreciated using either the straight-line method or the 150 percent declining-balance method. The depreciation and amortization methods and useful lives associated with the Section 743(b) adjustment, therefore, may differ from the methods and useful lives generally used to depreciate the common basis in such properties. This difference could adversely affect the continued uniformity of the tax characteristics of our units. Under our partnership agreement, the general partner is authorized to take a position to preserve the uniformity of units even if that position is not consistent with these Treasury Regulations. Please read “— Uniformity of Common Units.”

Although Bracewell & Patterson, L.L.P. is unable to opine as to the validity of this approach because there is no clear authority on this issue, we intend to depreciate and amortize the Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of the property, or treat that portion as non-amortizable to the extent attributable to property the common basis of which is not amortizable, despite its inconsistency with Treasury Regulations. If we determine that this position cannot reasonably be taken, we may adopt a depreciation or amortization position under which all purchasers acquiring common units in the same month would receive depreciation or amortization, whether attributable to the common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. If the IRS successfully challenged our method for depreciating or amortizing the Section 743(b) adjustment, the uniformity of common units might be affected, and the gain realized by a unitholder from the sale of units might be increased without the benefit of additional deductions. Please read “— Uniformity of Common Units.”

A Section 754 election is advantageous if the transferee’s basis in his common units is higher than the units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation and depletion deductions and his share of any gain on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee’s basis in his common units is lower than those units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets to goodwill instead. Goodwill, as an intangible asset, may be unamortizable and, if amortizable, is generally amortizable over a longer period of time, or under a less accelerated method than tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in the general partner’s opinion, the expense of compliance exceed the benefit of the election, the general partner may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of common units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year. We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each common unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year.

Tax Basis, Depreciation and Amortization. The tax basis of our assets is used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets.

The IRS may challenge either the fair market values or the useful lives assigned to our assets or seek to characterize intangible assets as nonamortizable goodwill. If any such challenge or characterization were successful, the deductions allocated to a common unitholder in respect of our assets would be reduced, and his share of taxable income received from us would be increased accordingly. Any increase could be material.

To the extent allowable, the general partner may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets are placed in service.

If we dispose of depreciable property by sale, foreclosure, or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a common unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please read “— Tax Consequences of Common Unit Ownership — Allocation of Income, Gain, Loss and Deduction” and “— Disposition of Common Units — Recognition of Gain or Loss.”

The costs incurred in selling our units, called “syndication expenses,” must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us. The underwriting discounts and commissions we incur will be treated as syndication expenses.

Valuation and Tax Basis of Our Properties. The federal income tax consequences of the ownership and disposition of common units will depend in part on our estimates of the relative fair market values, and determination of the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates, and determination of basis, are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or determination of basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by common unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Common Units

Recognition of Gain or Loss. Gain or loss will be recognized on a sale or other taxable disposition of common units equal to the difference between the amount realized and the unitholder’s tax basis for the units sold. A common unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property received plus his share of our nonrecourse liabilities. Because the amount realized includes a common unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

Prior distributions from us in excess of cumulative net taxable income for a common unit that decreased a common unitholder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price received is less than his original cost.

Except as noted below, gain or loss recognized by a common unitholder, other than a “dealer” in units, on the sale or exchange of a unit held for more than one year will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of common units held more than 12 months will generally be taxed at a maximum rate of 15%. A portion of this gain or loss, which will likely be substantial, however, will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to Section 751 Assets. Ordinary income attributable to Section 751 Assets may exceed net taxable gain realized upon the sale of a common unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a common unitholder may recognize both ordinary income and a capital loss upon a sale of units. Net capital loss may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gain in the case of corporations.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold based upon relative fair market values. Treasury Regulations under Section 1223 of the Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling, a common unitholder will be unable to select high or low basis units to sell as would be the case with corporate stock, but, according to the regulations, may designate specific common units sold for purposes of determining the holding period of common units sold. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional common units or a sale of common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests such as our common units, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees. In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders, other than owners of i-units, in proportion to the number of units owned by each of them as of the opening of the New York Stock Exchange on the first business day of the month. However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders of record as of the opening of the New York Stock Exchange on the first business day of the month in which that gain or loss is recognized. As a result, a common unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

The use of this method may not be permitted under existing Treasury Regulations. Accordingly, Bracewell & Patterson, L.L.P. is unable to opine on the validity of this method of allocating income and deductions between unitholders. If this method is not allowed under the Treasury Regulations or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between unitholders to conform to a method permitted under future Treasury Regulations.

A common unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated a share of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

Notification Requirements. A unitholder who sells or exchanges units is required to notify us in writing of that sale or exchange within 30 days after the sale or exchange. We are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker. Failure to satisfy these reporting obligations may lead to the imposition of substantial penalties.

Constructive Termination. We will be considered to have been terminated for tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. A constructive termination results in the closing of our taxable year for all unitholders. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

Uniformity of Common Units

Because we cannot match transferors and transferees of common units, we must maintain uniformity of the economic and tax characteristics of the common units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6) or Treasury Regulations under Sections 743 and 197 of the Internal Revenue Code to our Section 743(b)

adjustments or the determination that Kinder Morgan Energy Partners, L.P.’s Section 704(c) curative allocations to prevent the application of “ceiling limitations” on its ability to make allocations to eliminate Book-Tax Disparities are unreasonable. Any non-uniformity could have a negative impact on the value of the common units. Please read “— Tax Consequences of Common Unit Ownership — Section 754 Election.”

We depreciate and amortize the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of that property, or treat that portion as non-amortizable to the extent attributable to property the common basis of which is not amortizable, despite its inconsistency with Treasury Regulations. Please read “— Tax Consequences of Common Unit Ownership — Section 754 Election.” If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring common units in the same month would receive depreciation and amortization deductions, whether attributable to the common basis or the Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our property. If this position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some common unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. If we choose not to utilize this aggregate method, we may adopt any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on the common unitholders. The IRS may challenge any method of depreciating or amortizing the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of common units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please read “— Disposition of Common Units — Recognition of Gain or Loss.”

Tax-Exempt Organizations, Mutual Funds and Non U.S. Investors

Ownership of common units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations, other foreign persons and regulated investment companies or mutual funds raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them.

Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a common unitholder which is a tax-exempt organization will be unrelated business taxable income and will be taxable to that tax-exempt organization.

A regulated investment company or “mutual fund” is required to derive at least 90% of its gross income for every taxable year from interest, dividends, payments with respect to securities loans, and gains from the sale or other disposition of stocks or securities or foreign currency or specified related sources. It is not anticipated that any significant amount of our gross income will include that type of income. Recent legislation also includes net income derived from the ownership of an interest in a “qualified publicly traded partnership” as qualified income to a regulated investment company. We expect that we will meet the definition of a qualified publicly traded partnership.

Non-resident aliens and foreign corporations, trusts or estates that own common units will be considered to be engaged in business in the United States because of the ownership of units. As a consequence they will be required to file federal tax returns to report their share of our income, gain, loss and deduction and pay federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, we will withhold tax, at the highest marginal tax rate applicable to individuals, from cash distributions made quarterly to foreign common unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

In addition, because a foreign corporation that owns common units will be treated as engaged in a United States trade or business, that corporation may be subject to the United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation’s “U.S. net equity,” which are effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

Under an IRS ruling, a foreign common unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized on the sale or disposition of that unit to the extent that this gain is effectively connected with a United States trade or business of the foreign unitholder. Apart from this ruling, a foreign common unitholder will not be taxed or subject to withholding upon the sale or disposition of a unit if he has owned less than 5% in value of the units during the five-year period ending on the date of the disposition and if the units are regularly traded on an established securities market at the time of the sale or disposition.

Administrative Matters

Information Returns and Audit Procedures. We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine the unitholder’s share of income, gain, loss and deduction. We cannot assure you that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. Neither we nor Bracewell & Patterson, L.L.P. can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the common units.

The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each common unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of his own return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.

Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. Kinder Morgan Energy Partners, L.P.’s partnership agreement appoints the general partner as our Tax Matters Partner.

The Tax Matters Partner has made and will make some elections on our behalf and on behalf of the unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting. Persons who hold an interest in us as a nominee for another person are required to furnish to us:

•	the name, address and taxpayer identification number of the beneficial owner and the nominee;

•	whether the beneficial owner is (i) a person that is not a United States person, (ii) a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing or (iii) a tax-exempt entity;

•	the amount and description of units held, acquired or transferred for the beneficial owner; and

•	specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Accuracy-Related Penalties. An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return (i) for which there is, or was, “substantial authority,” or (ii) as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return. More stringent rules, including additional penalties and extended statutes of limitation, may apply as a result of our participation in “listed transactions” or “reportable transactions with a significant tax avoidance purpose.” While we do not anticipate participating in such transactions, if any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an “understatement” of income relating to such a transaction, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns to avoid liability for this penalty.

A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 200% or more of the amount determined to be the correct amount of the valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.

State, Local and Other Tax Considerations

In addition to federal income taxes, common unitholders will be subject to other taxes, including state and local income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property or in which a common unitholder is a resident. At the date of this prospectus, we do business or own property in 37 states, most of which impose income taxes. We may also own property or do business in other states or foreign jurisdictions in the future. Although an analysis of those various taxes is not presented here, each prospective common unitholder is urged to consider their potential impact on his investment in us. A common unitholder will likely be required to file state income tax returns and to pay taxes in many of the states in which we do business or own property and may be subject to penalties for failure to comply with those requirements. In some states, tax losses may not produce a tax benefit in the year incurred and also may not be available to offset income in subsequent taxable years. Some states may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the state. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the state, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld may be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read “— Tax Consequences of Common Unit Ownership — Entity-Level Collections.” Based on current law and our estimate of our future operations, the general partner anticipates that any amounts required to be withheld will not be material.

It is the responsibility of each common unitholder to investigate the legal and tax consequences, under the laws of pertinent states and localities, of his investment in us. Accordingly, each prospective common unitholder should consult, and must depend upon, his own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each common unitholder to file all state and local, as well as United States federal tax returns, that may be required of him. Bracewell & Patterson, L.L.P. has not rendered an opinion on the state, local or foreign tax consequences of an investment in us.

PLAN OF DISTRIBUTION

We may sell the common units or debt securities (1) through agents; (2) through underwriters or dealers; (3) directly to one or more purchasers; or (4) pursuant to delayed delivery contracts or forward contracts.

By Agents

Common units and debt securities may be sold through agents designated by us. The agents agree to use their reasonable best efforts to solicit purchases for the period of their appointment.

By Underwriters

If underwriters are used in the sale, the common units or debt securities of the series offered will be acquired by the underwriters for their own account. The underwriters may resell the common units or debt securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the common units or debt securities of the series offered will be subject to certain conditions. The underwriters will be obligated to purchase all the common units or debt securities of the series offered if any of the securities are purchased. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

Direct Sales

Common units and debt securities may also be sold directly by us. In this case, no underwriters or agents would be involved. We may use electronic media, including the Internet, to sell offered securities directly.

Delayed Delivery Contracts or Forward Contracts

If indicated in the prospectus supplement, we will authorize agents, underwriters or dealers to solicit offers to purchase common units or debt securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts or forward contracts providing for payment or delivery on a specified date in the future at prices determined as described in the prospectus supplement. Such contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth the commission payable for solicitation of such contracts.

General Information

The debt securities, when first issued, will have no established trading market. Any underwriters or agents to or through whom debt securities are sold for public offering and sale may make a market in such debt securities, but such underwriters or agents will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any such debt securities.

The debt securities of the series offered may or may not be listed on a national securities exchange. No assurances can be given that there will be a market for the debt securities.

Underwriters, dealers and agents that participate in the distribution of the common units or debt securities may be underwriters as defined in the Securities Act, and any discounts or commissions received by them from us and any profit on the resale of the common units or debt securities by them may be treated as underwriting discounts and commissions under the Securities Act. Any underwriters or agents will be identified and their compensation described in a prospectus supplement.

We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make because of those liabilities.

Underwriters, dealers and agents or their affiliates may engage in transactions with, or perform services for, us or our subsidiaries in the ordinary course of their businesses.

VALIDITY OF THE SECURITIES

The validity of the securities being offered hereby will be passed upon for us by Bracewell & Patterson, L.L.P., Houston, Texas.

EXPERTS

The consolidated financial statements of Kinder Morgan Energy Partners, L.P. incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The balance sheet of Kinder Morgan G.P., Inc. incorporated in this prospectus by reference to our Current Report on Form 8-K dated March 16, 2004 has been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated in this prospectus by reference include forward-looking statements. These forward-looking statements are identified as any statement that does not relate strictly to historical or current facts. They use words such as “anticipate,” “believe,” “intend,” “plan,” “projection,” “forecast,” “strategy,” “position,” “continue,” “estimate,” “expect,” “may,” or the negative of those terms or other variations of them or comparable terminology. In particular, statements, express or implied, concerning future actions, conditions or events, future operating results or the ability to generate sales, income or cash flow or to make distributions are forward-looking statements. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Future actions, conditions or events and future results of operations may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results are beyond our ability to control or predict. Specific factors which could cause actual results to differ from those in the forward-looking statements include:

•	price trends and overall demand for natural gas liquids, refined petroleum products, oil, carbon dioxide, natural gas, coal and other bulk materials and chemicals in the United States;

•	economic activity, weather, alternative energy sources, conservation and technological advances that may affect price trends and demand;

•	changes in our tariff rates implemented by the Federal Energy Regulatory Commission or the California Public Utilities Commission;

•	our ability to acquire new businesses and assets and integrate those operations into our existing operations, as well as our ability to make expansions to our facilities;

•	difficulties or delays experienced by railroads, barges, trucks, ships or pipelines in delivering products to or from our terminals or pipelines;

•	our ability to successfully identify and close acquisitions and make cost-saving changes in operations;

•	shut-downs or cutbacks at major refineries, petrochemical or chemical plants, ports, utilities, military bases or other businesses that use our services or provide services or products to us;

•	changes in laws or regulations, third-party relations and approvals, decisions of courts, regulators and governmental bodies that may adversely affect our business or our ability to compete;

•	our ability to offer and sell equity securities and debt securities or obtain debt financing in sufficient amounts to implement that portion of our business plan that contemplates growth through acquisitions of operating businesses and assets and expansions of our facilities;

•	our indebtedness could make us vulnerable to general adverse economic and industry conditions, limit our ability to borrow additional funds and/or place us at competitive disadvantages compared to our competitors that have less debt or have other adverse consequences;

•	interruptions of electric power supply to our facilities due to natural disasters, power shortages, strikes, riots, terrorism, war or other causes;

•	acts of nature, sabotage, terrorism or other similar acts causing damage greater than our insurance coverage limits;

•	capital markets conditions;

•	the political and economic stability of the oil producing nations of the world;

•	national, international, regional and local economic, competitive and regulatory conditions and developments;

•	the ability to achieve cost savings and revenue growth;

•	inflation;

•	interest rates;

•	the pace of deregulation of retail natural gas and electricity;

•	foreign exchange fluctuations;

•	the timing and extent of changes in commodity prices for oil, natural gas, electricity and certain agricultural products;

•	the timing and success of business development efforts; and

•	unfavorable results of litigation and the fruition of contingencies.

You should not put undue reliance on any forward-looking statements. We disclaim any obligation to update the above list or to announce publicly the result of any revisions to any of the forward-looking statements to reflect future events or developments.

When considering forward-looking statements, please review the risk factors described in our Annual Report on Form 10-K and our other filings with the SEC that are incorporated by reference into this prospectus.

$                                         % Senior Notes due 2017

$                                       % Senior Notes due 2037

PROSPECTUS SUPPLEMENT

January     , 2007

Wachovia Securities

Deutsche Bank Securities

Merrill Lynch & Co.

Citigroup

Commerzbank Corporates & Markets

Daiwa Securities SMBC Europe

Lazard Capital Markets

RBC Capital Markets

RBS Greenwich Capital

Scotia Capital

SunTrust Robinson Humphrey